Exhibit 99.2

SCAN TO
VIEW MATERIALS & VOTE

TEXXON HOLDING LIMITED
703, BLOCK A, 1799 WUZHONG ROAD
MINHANG DISTRICT, SHANGHAI
CHINA, 200335

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 20, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NPT2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 20, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V96413-P53319 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TEXXON HOLDING LIMITED

The Board of Directors recommends you vote FOR the following:

	For	Against	Abstain
1. *Director Election Proposal* — to approve, by ordinary resolutions, the re-election of each of Hui Xu, Bo Ren, Lei Qin, Kang Zhou and Wei Li as a director of the Company to serve on the Company's board of directors (the "**Board**") until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by ordinary resolution.			
Nominees:			
1a. Hui Xu	☐	☐	☐
1b. Bo Ren	☐	☐	☐
1c. Lei Qin	☐	☐	☐
1d. Kang Zhou	☐	☐	☐
1e. Wei Li	☐	☐	☐
2. *Equity Incentive Plan Proposal* — to approve, by ordinary resolution, the adoption of the Texxon Holding Limited 2026 Equity Incentive Plan and the material terms thereunder.	☐	☐	☐
3. *Auditor Appointment Ratification Proposal* — to ratify, by ordinary resolution, the appointment of ZH CPA, LLC as the independent auditor of the Company for the fiscal year ending June 30, 2026.	☐	☐	☐
4. *Share Split Proposal* — to approve, by ordinary resolution, subject to Articles Amendment No. 1 Proposal below being passed at the Meeting, a sub-division of the ordinary shares of the Company, at a ratio of not less than 1-to-1 and not more than 1-to-5, with the final ratio to be determined by the Board in its sole discretion at any time after approval by the shareholders (the "**Share Split**"), and to authorize the Board to implement the Share Split at its sole discretion at any time prior to the one-year anniversary of the Meeting, subject at all times to the Board being authorized, at its sole discretion and without further approval or notice to the shareholders, to determine not to implement the Share Split.	☐	☐	☐

	For	Against	Abstain
5. *Articles Amendment No. 1 Proposal* — by special resolution, subject to Share Split Proposal above being passed at the Meeting, to amend and restate the memorandum and articles of association of the Company then in effect to reflect the Share Split, if implemented by the Board.	☐	☐	☐
6. *Share Consolidation Proposal* — to approve, by ordinary resolution, subject to Articles Amendment No. 2 Proposal below being passed at the Meeting, a consolidation of the ordinary shares of the Company, at a ratio of not less than 1-to-1 and not more than 20-to-1, with the final ratio to be determined by the Board in its sole discretion at any time after approval by the shareholders (the "**Share Consolidation**"), and to authorize the Board to implement the Share Consolidation at its sole discretion at any time prior to the one-year anniversary of the Meeting, subject at all times to the Board being authorized, at its sole discretion and without further approval or notice to the shareholders, to determine not to implement the Share Consolidation.	☐	☐	☐
7. *Articles Amendment No. 2 Proposal* — by special resolution, subject to the Share Consolidation Proposal above being passed at the Meeting, to amend and restate the memorandum and articles of association of the Company then in effect to reflect the Share Consolidation, if implemented by the Board.	☐	☐	☐
8. *Adjournment Proposal* — to approve, by ordinary resolution, the adjournment of the Meeting, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the Meeting to approve any of the foregoing proposals.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Proxy Statement is available at www.proxyvote.com. V96414-P53319 TEXXON HOLDING LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS MAY 22, 2026; TIME: 9:00 AM BEIJING TIME (9:00 PM ET. ON MAY 21, 2026) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Hui Xu and Bo Ren, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of TEXXON HOLDING LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held virtually at www.virtualshareholdermeeting.com/NPT2026 at 9:00 AM Beijing Time, on May 22, 2026 (9:00 PM ET. on May 21, 2026), and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side